Mail Stop 3010

August 18, 2008

VIA USMAIL and FAX (818) 597-1852

Mr. Michael P. Frawley
Chief Executive Officer and Chief Financial Officer
Frawley Corporation
5737 Kanan Road PMB 188
Agoura Hills, California 91301

**Re: Frawley Corporation**
**Form 10-KSB for the year ended December 31, 2007**
**Filed on June 17, 2008**
**Amendment No. 1 to Form 10-KSB for the year ended December 31, 2007**
**Filed on November 10, 2008**
**Amendment No. 2 to Form 10-KSB for the year ended December 31, 2007**
**Filed on July 6, 2009**
**Amendment No. 1 to Form 10-Q for the three months ended March 31, 2008**
**Filed on July 6, 2009**
**File No. 001-06436**

Dear Mr. Michael Frawley:

We have reviewed your response letter dated July 6, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

AMENDMENT NO. 2 TO FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Exhibit 31.1

1. We read your response to comments 6 and 7; however we note that the certifications filed in your amended Form 10-KSB as of December 31, 2007 and amended Form 10-Q as of March 31, 2008 were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Some of the discrepancies include replacing the language “small business issuer” with “Frawley Corporation” in paragraphs 3, 4, 4(a), 4(c), 4(d), 5, 5(a) and 5(b), replacing the language “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with “fourth fiscal quarter” in paragraph 4(d) and deleting the language “(or persons performing the equivalent functions)” in the

   introductory language in paragraph 5.  Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-K.

*  *  *  *

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

          Sincerely,

          Cicely LaMothe
          Branch Chief